UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 29, 2024
WILLSCOT MOBILE MINI HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
4646 E Van Buren St., Suite 400
Phoenix, Arizona 85008

(Address, including zip code, of principal executive offices)

(480) 894-6311
(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of     1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On January 28, 2024, WillScot Mobile Mini Holdings Corp., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with McGrath RentCorp, a California corporation (“McGrath”), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of the Company (“Merger Sub I”), and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company (“Merger Sub II”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub I will merge with and into McGrath (the “First-Step Merger”), with McGrath surviving the First-Step Merger and, immediately thereafter, McGrath will merge with and into Merger Sub II (the “Second-Step Merger” and together with the First-Step Merger, the “Integrated Mergers”), with Merger Sub II surviving the Second-Step Merger as a wholly owned subsidiary of the Company. Each of the parties to the Merger Agreement intends that the Integrated Mergers will together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Consummation of the Integrated Mergers is subject to the approval of McGrath’s shareholders, the receipt of required regulatory approvals, and satisfaction or waiver of other customary closing conditions. The First-Step Merger and the Second-Step Merger will be consummated on the same day. Immediately thereafter, all of the issued and outstanding capital stock of McGrath acquired by the Company in connection with the Integrated Mergers will be contributed by the Company to Williams Scotsman, Inc., a Maryland corporation and indirect wholly owned subsidiary of the Company (“WSI”), through a series of immediately successive contributions, such that McGrath and its subsidiaries will be wholly owned subsidiaries of WSI.

In connection with the Merger Agreement, on January 28, 2024, the Company entered into a commitment letter (the “Commitment Letter”) pursuant to which certain financial institutions have committed to make available to WSI in accordance with the terms of the Commitment Letter, (i) an $875 million eight year senior secured bridge credit facility, (ii) an $875 million five year senior secured bridge credit facility and (iii) an upsize to WSI’s existing $3.7 billion ABL credit facility by $750 million to $4.45 billion to (x) repay McGrath’s existing credit facilities and notes, (y) fund the cash portion of the Merger Consideration (as defined below) and (z) pay the fees, costs and expenses incurred in connection with the Integrated Mergers and the related transactions, subject to customary conditions.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the “Effective Time”), each share of McGrath’s common stock, no par value (the “McGrath Common Stock”), issued and outstanding immediately prior to the Effective Time, other than shares of McGrath Common Stock owned by the Company or any subsidiary of the Company or McGrath, and shares held by shareholders who did not vote in favor of the Integrated Mergers (or consent thereto in writing) and who are entitled to demand and properly demands appraisal of such shares, will be automatically converted into the right to receive either (1) $123 in cash (the “Per Share Cash Consideration”) or (2) 2.8211 (the “Exchange Ratio”) shares of validly issued, fully paid and nonassessable shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”) (the “Per Share Stock Consideration”), as determined pursuant to the election and allocation procedures in the Merger Agreement. McGrath shareholders will have the opportunity to elect to receive either the Per Share Cash Consideration or the Per Share Stock Consideration in respect of their McGrath Common Stock, provided that 60% of McGrath Common Stock will be converted into the cash consideration and 40% of McGrath Common Stock will be converted into the stock consideration.

The Merger Agreement also specifies the treatment of McGrath’s outstanding equity awards in connection with the First-Step Merger, which will be treated as follows at the Effective Time:

(i)the Company will assume McGrath’s 2016 Stock Incentive Plan and McGrath’s 2007 Stock Incentive Plan;
(ii)each stock appreciation award covering shares of McGrath Common Stock (a “McGrath SAR”) that is outstanding, vested and unexercised as of immediately prior to the Effective Time will be cancelled and converted into a right to receive a cash payment equal to the excess of the Per Share Cash Consideration over the applicable exercise price per share of such McGrath SAR;
(iii)each restricted stock unit award covering shares of McGrath Common Stock (a “McGrath RSU Award”) that is outstanding and unvested as of immediately prior to the Effective Time will be assumed by the Company (each, a “Substitute RSU Award”), with each Substitute RSU Award being subject to the same terms and conditions as applied to McGrath RSU Award immediately prior to the Effective Time, except that the number of shares of Company Common Stock subject to each Substitute RSU Award will be equal to (A) the number of shares of McGrath Common Stock subject to McGrath RSU Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (with the resulting number rounded up to the nearest whole share);

(iv)each McGrath RSU Award that is outstanding and vested as of immediately prior to the Effective Time (taking into account any acceleration or vesting as a result of the consummation of the Integrated Mergers), will be cancelled and converted into a right to receive the Merger Consideration, with 60% of the shares of McGrath Common Stock underlying such McGrath RSU Award converted into Per Share Cash Consideration and 40% of the Company Common Stock underlying such Company RSU Award converted into Per Share Stock Consideration;
(v)each outstanding performance-based restricted stock unit award covering shares of McGrath Common Stock (a “McGrath PSU Award”) granted during the 2022 calendar year will accelerate and be cancelled and converted into a right to receive the Merger Consideration, with such conversion based on the number of restricted stock units deemed earned based on the Board’s good faith best estimate of projected actual performance through the end of the performance period (the “Deemed Earned Units”) and 60% of the Deemed Earned Units converted into Per Share Cash Consideration and 40% of the Deemed Earned Units converted into Per Share Stock Consideration; and
(vi)each McGrath PSU Award granted during the 2023 calendar year will accelerate and be cancelled and converted into a right to receive the Merger Consideration, with such conversion based on the number of restricted stock units that would vest if target performance was achieved and pro-rated based on the number of days elapsed between the grant date and the Effective Time and 60% of the vesting restricted stock units converted into Per Share Cash Consideration and 40% of the vesting restricted stock units converted into Per Share Stock Consideration.

The Merger Agreement contains representations and warranties of the Company and McGrath relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for pre-closing covenants of McGrath, including (i) covenants relating to conducting its business in the ordinary course consistent with past practice and refraining from taking certain types of actions without the Company’s consent, (ii) covenants relating to the delivery of certain financial statements by McGrath to the lead arrangers under the Commitment Letter (which covenants may be satisfied by way of public filing of such financial statements with the Securities Exchange Commission (“SEC”)) and (iii) certain restrictions on McGrath’s ability to solicit alternative acquisition proposals from third parties, and/or to provide information to third parties and to engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to certain exceptions.

The consummation of the Integrated Mergers is subject to certain closing conditions, including (i) the approval of McGrath’s shareholders (the “McGrath Shareholder Approval”), (ii) the expiration or termination of all waiting periods applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act,” and such expiration or termination, the “Antitrust Approval”), (ii) the absence of any order by any governmental authorities or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Merger Agreement, (iii) the effectiveness of the registration statement to be filed by the Company with the SEC relating to the registration of shares of Company Common Stock to be issued to McGrath’s shareholders pursuant to the Merger Agreement and (iv) other customary conditions specified in the Merger Agreement. The parties have submitted their respective filings under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission as contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, each of the Company and McGrath is required to use reasonable best efforts to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement.

Prior to obtaining McGrath Shareholder Approval, McGrath’s board of directors may, in certain limited circumstances, withdraw or modify its recommendation that McGrath’s shareholders adopt the Merger Agreement or recommend or otherwise declare advisable any Alternative Proposal (as defined in the Merger Agreement) (a “McGrath Adverse Recommendation Change”), subject to complying with notice and other specified conditions, including giving the Company the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a matching right period. Notwithstanding a McGrath Adverse Recommendation Change, unless the Company terminates the Merger Agreement, McGrath is still required to convene the meeting of its shareholders.

The Merger Agreement also provides for certain termination rights of the Company and McGrath, including the right of either party to terminate the Merger Agreement if (i) the Integrated Mergers are not consummated by the date that is nine (9) months after the date of the Merger Agreement (such date, as may be extended, the “End Date,” and such termination right, the “End Date Termination Right”), subject to each party’s right to extend such date by up to three months if all conditions to the closing other than the Antitrust Approval has been obtained, (ii) a law or order permanently enjoining or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement becomes final and non-appealable or (iii) if McGrath Shareholder Approval has not been obtained due to failure to obtain the required vote at McGrath’s shareholder meeting. The Company has the right to terminate the Merger Agreement in the event (i) prior to the receipt of McGrath Shareholder Approval, a McGrath Adverse Recommendation Change occurs or (ii) McGrath breaches any of its representations or warranties or fails to perform any of its covenants in the Merger Agreement, which would result in the failure of related conditions to close. In addition, McGrath has the right to terminate the Merger Agreement (i) to enter into an alternative acquisition agreement in respect of a Superior Proposal (as defined in the Merger Agreement), provided that it has complied in all material respects with its obligations under the Merger Agreement required in order to take such action or (ii) the Company breaches any of its representations or warranties or fails to perform any of its covenants in the Merger Agreement, which would result in the failure of related conditions to close.

In the event that the Merger Agreement is terminated by either party at the End Date and all conditions to closing have been satisfied other than Antitrust Approval without the imposition of an Adverse Regulatory Condition (as defined in the Merger Agreement), then the Company will be required to pay to McGrath a termination fee in the amount of $180 million. If the Merger Agreement is terminated in connection with any of the following, then McGrath will be obligated to pay the Company a termination fee equal to $120 million: (i) the Company terminates the Merger Agreement following a McGrath Adverse Recommendation Change prior to receipt of McGrath Shareholder Approval, (ii) McGrath terminates the Merger Agreement to enter into an alternative acquisition agreement in respect of a Superior Proposal (as defined in the Merger Agreement), or (iii)(A) either party terminates the Merger Agreement, prior to McGrath Shareholder Approval having been obtained, in accordance with an End Date Termination Right or following failure to obtain McGrath Shareholder Approval at McGrath shareholder meeting, or (B) the Company terminates the Merger Agreement following a willful breach by McGrath of any of its representations or warranties or covenants, and in each case, both (1) an Alternative Proposal has been made prior to such termination and (2) within 12 months after such termination, an alternative transaction is executed or consummated.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibit 2.1 and is incorporated herein by reference in its entirety.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, McGrath or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules which are not filed publicly and are made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations, warranties and covenants, and any descriptions thereof, may not be accurate characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or McGrath’s public disclosures.

Item 7.01	Regulation FD Disclosure

On January 29, 2024, the Company and McGrath issued a joint press release announcing their entry into the Merger Agreement. The full text of the press release is furnished as Exhibit 99.1. The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Exhibit Description
2.1+	Agreement and Plan of Merger, dated as of January 28, 2024, by and among WillScot Mobile Mini Holdings Corp., Brunello Merger Sub I, Inc., Brunello Merger Sub II, LLC, and McGrath RentCorp*
99.1	Joint Press Release dated January 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request by the SEC.

+ To be filed by amendment.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including the guidance/outlook contained herein) within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimates," "expects," "anticipates," "believes," "forecasts," "plans," "intends," "may," "will," "should," "shall," "outlook," "guidance," "see," "have confidence" and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements include statements relating to: our mergers and acquisitions pipeline, acceleration of our run rate, acceleration toward and the timing of our achievement of our three to five year milestones, growth and acceleration of cash flow, driving higher returns on invested capital, and Adjusted EBITDA margin expansion, as well as statements involving the proposed acquisition of McGrath, including anticipated time of closing, the expected scale, operating efficiency and synergies, stockholder, employee and customer benefits, the amount and timing of revenue and expense synergies, future financial benefits and operating results, expectations relating to the combined customer base and rental fleet, and tax treatment for the acquisition. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Certain of these forward-looking statements relate to the proposed transaction, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend. Although the Company believes that these forward-looking statements are based on reasonable assumptions, they are predictions and we can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to judge the demand outlook; our ability to achieve planned synergies related to acquisitions; regulatory approvals; our ability to successfully execute our growth strategy, manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs and inflationary pressures adversely affecting our profitability; potential litigation involving our Company; general economic and market conditions impacting demand for our products and services and our ability to benefit from an inflationary environment; our ability to maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ended December 31, 2022), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Any forward-looking statement speaks only at the date on which it is made, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed acquisition of McGrath RentCorp by WillScot Mobile Mini (the “Proposed Transaction”). In connection with the Proposed Transaction, WillScot Mobile Mini will file a registration statement on Form S-4, which will contain a proxy statement of McGrath and a prospectus of WillScot Mobile Mini (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the U.S. Securities and Exchange Commission (the “SEC”) from time to time. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to McGrath’s shareholders. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by WillScot Mobile Mini with the SEC may also be obtained free of charge from WillScot Mobile Mini by requesting them by mail at WillScot Mobile Mini, 4646 E Van Buren St., Suite 400, Phoenix, Arizona 85008 Attn: Investor Relations. The documents filed by McGrath RentCorp may also be obtained free of charge from McGrath RentCorp by requesting them by mail at McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations.

Participants in the Solicitation

WillScot Mobile Mini, McGrath and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about WillScot Mobile Mini's directors and executive officers is available in WillScot Mobile Mini's proxy statement, dated April 17, 2023 for the 2023 Annual Meeting of Stockholders and WillScot Mobile Mini’s Current Reports on Form 8-K and 8-K/A filed with the SEC on August 9, 2023 and December 4, 2023. Information about McGrath’s directors and executive officers is available in McGrath’s proxy statement, dated April 28, 2023, for its 2023 Annual Meeting of Shareholders. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction if and when they become available. Investors should read the proxy statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, WillScot Mobile Mini or McGrath as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Mobile Mini Holdings Corp.

Dated: January 29, 2024	By:	/s/ Hezron Timothy Lopez
Name: Hezron Timothy Lopez
Title: Executive Vice President, Chief Legal & Compliance Officer & ESG